August 3, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Rebekah Blakely Moore

Senior Accountant

Re:	First Indiana Corporation

Response to Staff Comments on

Form 8-K filed July 26, 2007

File No.: 000-14354

Dear Ms. Moore:

On behalf of First Indiana Corporation (the “Company”), I am writing in response to the comments made by the Staff of the Securities and Exchange Commission in its letter dated July 30, 2007 (the “Comment Letter”) with respect to the Company’s report on Form 8-K filed July 26, 2007 (File No. 000-14354).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

1.

In your Form 8-K filed June 6, 2007, you disclosed that you engaged BKD, LLP as your new auditors. Therefore, please revise your Form 8-K filed July 26, 2007 to provide the disclosures required by Item 304(a)(1) of Regulation S-K for the period during which BKD served as your auditor.

COMPANY’S RESPONSE

Item 4.01(b) in the Form 8-K filed June 6, 2007 does not disclose that the Company engaged BKD, LLP as auditors. Rather, it states that “Following a competitive bid process, on June 4, 2007 the Company’s Audit Committee unanimously decided to engage BKD, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007.” As later disclosed in a press release on July 17, 2007 (a copy of which was furnished that day to the Commission by the Company as an exhibit to Form 8-K), BKD, LLP declined to accept engagement as the Company’s independent auditor as a result of the subsequent announcement by the Company that it had agreed to be acquired, and BKD, LLP was accordingly never engaged. Thus, the Company believes that the disclosures required by Item 304(a)(1) of Regulation S-K are not applicable to BKD, LLP because BKD, LLP was never engaged as the Company’s auditor.

Securities and Exchange Commission

August 3, 2007

In view of the possible confusion that could arise from this series of events, and following our telephone conversation with you, the Company has prepared and filed with this correspondence an amendment to its July 26, 2007 Form 8-K, in which it summarizes more fully the events that occurred and the disclosures previously made, clarifies that BKD, LLP was never engaged as the Company’s auditor and confirms that BKD, LLP’s decision to decline the engagement was not the result of any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, or any reportable event.

2.	Please revise to file the letter required by Item 304(a)(3) of Regulation S-K as an exhibit.

COMPANY RESPONSE

For the reasons discussed in the Company’s response to Comment No. 1 above, the Company believes that the letter described in Item 304(a)(3) of Regulation S-K is not required from BKD, LLP because BKD, LLP was never engaged as the Company’s auditor. However, at the Company’s request, BKD, LLP has provided a letter which is filed as an exhibit to the amended Form 8-K.

In connection with this response regarding the above filing and the Company’s amendment thereto (together, the “Filing”), the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
2.	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to contact me at 317-269-1614.

Very truly yours,

/s/ William J. Brunner

William J. Brunner

Chief Financial Officer